Exhibit 99.2

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

1 Shuanghu Development Zone

Xinzheng City

Zhengzhou, Henan Province

China, 451191

 NOTICE OF 2012 ANNUAL MEETING OF MEMBERS

To Be Held On November 29, 2012

Dear Member:

The 2012 Annual Meeting of Members (the “Meeting”) of China Gerui Advanced Materials Group Limited, a British Virgin Islands company (the “Company”), will be held on Thursday, November 29, 2012, at 10:00 a.m., local time, at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191 for the following purposes:

1.	To elect three Class II Directors to hold office for a term of three years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office; and

2.	To ratify the appointment of UHY Vocation HK CPA Limited (“UHY”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

All shareholders of record of shares of the Company at the close of business on October 31, 2012 are entitled to notice of, and vote on the matters to be acted on at, the Meeting and any adjournment.

You are cordially invited to attend the Meeting.

A Proxy Statement describing the matters to be considered at the Meeting is attached to this Notice. Our 2011 Annual Report accompanies this Notice, but it is not deemed to be part of the Proxy Statement.

If you plan to attend the meeting, please notify us of your intentions by one of the methods directed on the proxy card that is mailed to you. This will assist us with meeting preparations. If your shares are not registered in your own name and you would like to attend the meeting, please ask the broker, trust, bank or other nominee that holds your shares to provide you with evidence of your share ownership. This will enable you to gain admission to the Meeting.

By Order of the Board of Directors,
/s/ Mingwang Lu
November 1, 2012	Chairman and Chief Executive Officer

YOUR VOTE IS IMPORTANT

Whether or not you expect to attend the Meeting in person, we urge you to vote your shares at your earliest convenience. An addressed envelope for which no postage is required if mailed in the United States will be provided with paper copies of the proxy materials. Submitting your proxy now will not prevent you from voting your shares at the Meeting if you desire to do so, as your proxy is revocable at your option before it is exercised at the Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON November 29, 2012

This Notice and Proxy Statement and our 2011 Annual Report are available online at http://www.geruigroup.com.

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

1 Shuanghu Development Zone

Xinzheng City

Zhengzhou, Henan Province

China, 451191

PROXY STATEMENT

This Proxy Statement and the accompanying proxy are being furnished with respect to the solicitation of proxies by the Board of Directors of China Gerui Advanced Materials Group Limited, a British Virgin Islands company (the “Company,” “China Gerui” or “we”), for the 2012 Annual Meeting of Members (the “Meeting”). The Meeting is to be held at 10:00 a.m., local time, on Thursday, November 29, 2012, and at any adjournment or adjournments thereof, at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

We first sent or made these proxy materials available to shareholders on or about November 5, 2012.

GENERAL INFORMATION

Purpose of Meeting

The purposes of the Meeting are to seek shareholder approval of two proposals: (i) to elect three Class II Directors to the Board of Directors of the Company (the “Board”) to hold office for a term of three years and until their successors have been duly elected or until each such person shall resign, be removed or otherwise leave office, and (ii) to ratify the appointment of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

Who May Vote

Only shareholders of record of our ordinary shares, no par value (the “Ordinary Shares”), as of the close of business on October 31, 2012 (the “Record Date”) are entitled to notice and to vote at the Meeting and any adjournment or adjournments thereof.

A list of shareholders entitled to vote at the Meeting will be available at the Meeting and for ten days prior to the Meeting, during office hours, at the executive offices of the Company at 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191 by contacting the Secretary of the Company.

The presence at the Meeting of at least 2 members present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than one-third of the outstanding Ordinary Shares as of the Record Date, in person or by proxy, is required for a quorum. Should you submit a proxy, even though you abstain as to one or more proposals, or you are present in person at the Meeting, your shares shall be counted for the purpose of determining if a quorum is present.

Broker “non-votes” are included for the purposes of determining whether a quorum of shares is present at the Meeting. A broker “non-vote” occurs when a nominee holder, such as a brokerage firm, bank or trust company, holding shares of record for a beneficial owner does not vote on a particular proposal because the nominee holder does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner.

Each holder of Ordinary Shares on the Record Date is entitled to one vote for each share then held on all matters to be voted at the Meeting. No other class of voting securities was then outstanding.

Quorum and Votes Required

A quorum is required to transact business at the Meeting. We will have a quorum and be able to conduct the business of the Meeting if at least two shareholders holding one-third or more of the shares entitled to vote are present at the Meeting, either in person or by proxy. All of the proposals require the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal. In the event that there are not sufficient votes for a quorum, the Meeting may be adjourned in order to permit the further solicitation of proxies.

Voting Your Proxy

You may vote by one of the following methods:

•	By proxy: Sign, date and return your proxy card in the enclosed postage-paid envelope.

If you sign and return your proxy card but do not give voting preferences, we will vote on your behalf FOR the ratification of the appointment of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012 (Proposal No. 2).

In their discretion, the proxies are also authorized to vote upon such other matters as may properly come before the Meeting, including the election of any person to the board of directors where a nominee named in the proxy statement dated November 1, 2012 is unable to serve or, for good cause, will not serve.

•	By telephone: If the instructions on your proxy card or vote instruction form include information on how to vote by telephone, you may vote this way.

•	In person: Attend the Meeting, or send a personal representative with an appropriate proxy, to vote by ballot.

If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of the New York Stock Exchange, the organization that holds your shares may generally vote at its discretion on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is generally referred to as a “broker non-vote.” In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal. Proposal No. 2 (Ratification of UHY as our auditor for fiscal year 2012) is considered to be routine and a proxy returned without instruction as to this matter will be voted “for” this proposal. Proposal No. 1 (Election of Directors) is considered to be non-routine under the rules of the New York Stock Exchange. Broker non-votes will not affect the outcome of this matter.

Revoking Your Proxy

Even if you execute a proxy, you retain the right to revoke it and to change your vote by notifying us at any time before your proxy is voted. Mere attendance at the meeting will not revoke a proxy. Such revocation may be effected by following the instructions for voting on your proxy card or vote instruction form. Unless so revoked, the shares represented by proxies, if received in time, will be voted in accordance with the directions given therein.

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If the Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting (except for any proxies that have at that time effectively been revoked or withdrawn), even if the proxies had been effectively voted on the same or any other matter at a previous Meeting.

Proxy Solicitation Costs

We will bear the entire cost of this solicitation of proxies, including the preparation, assembly, printing, and mailing of the proxy materials that we may provide to our shareholders. Copies of solicitation material will be provided to brokerage firms, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward the solicitation material to such beneficial owners. We may solicit proxies by mail, and the officers and employees of the Company, who will receive no extra compensation therefore, may solicit proxies personally or by telephone. The Company will reimburse brokerage houses and other nominees for their expenses incurred in sending proxies and proxy materials to the beneficial owners of shares held by them.

Interest of Officers and Directors in Matters to Be Acted Upon

None of the Company’s officers or directors has any interest in any of the matters to be acted upon, except to the extent that a director is named as a nominee for election to the Board of Directors.

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PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Board is responsible for establishing broad corporate policies and monitoring the overall performance of the Company. It selects the Company’s executive officers, delegates authority for the conduct of the Company’s day-to-day operations to those officers, and monitors their performance. Members of the Board are kept informed of the Company’s business by participating in Board and committee meetings, by reviewing analysis and reports, and through discussions with the Chairman and other officers.

Each of the nominees is a current director of the Company, who were elected as our directors in connection with our business combination with China Opportunity Acquisition Corp., or COAC, on March 17, 2009. The Amended and Restated Articles of Association of the Company, or the Articles, provide for a classified Board of Directors under which the Board is divided into three classes of directors designated as Class I, Class II and Class III, and that such classes shall be as nearly equal in number as possible. Pursuant to the Articles, at the first general meeting which was held after the date of the adoption of the Articles for the purpose of electing directors, the Class I directors were to be elected for a three year term of office, the Class II directors were to be elected for a two year term of office, and the Class III directors were to be elected for a one year term of office. At each successive annual general meeting of shareholders, successors to the class of directors whose term expires in that year shall be elected for a three year term. As the Company’s 2010 annual meeting of shareholders was the Company’s first general meeting held after the date of the adoption of the Articles for the purpose of electing directors, Maotong Xu and J.P. Huang were nominated to comprise Class I, Mingwang Lu, Yi Lu and Yunlong Wang were nominated to comprise Class II, and Kwok Keung Wong and Harry Edelson were nominated to comprise Class III. All of the nominees at the Company’s 2010 annual meeting of shareholders were elected by the requisite number of votes. The nominees for the Meeting are listed in the table below, with brief biographies.

If, as a result of circumstances not now known or foreseen, any of the nominees is unavailable to serve as a nominee for the office of Director at the time of the Meeting, the holders of the proxies solicited by this Proxy Statement may vote those proxies either (i) for the election of a substitute nominee who will be designated by the proxy holders or by the present Board or (ii) for the balance of the nominees, leaving a vacancy. Alternatively, the size of the Board may be reduced accordingly. The Board has no reason to believe that any of the nominees will be unwilling or unable to serve, if elected as a Director. Proxies submitted on the accompanying proxy card will only be voted for the election of the nominees listed below if they are marked to reflect such votes.

Recommendation of the Board

The Board unanimously recommends a vote FOR the election of the nominees listed below.

Vote Required

Where the number of persons validly proposed for re-election or election as a director is the same as the number of directors to be elected, the election of each nominee for director requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or by proxy.

Information about Nominees

Set forth below are the names of the nominees, their ages, all current positions and offices that they hold with us, the period during which they have served as such, their business experience during at least the last five years, and the number of years that they will serve if elected and assuming that their respective successors shall have been duly elected and qualified, as of October 31, 2012.

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Name	Age	Position	Director Since	Term as Director Upon Election

Mingwang Lu	59	Director	2009	Three

Yi Lu	37	Director	2009	Three

Yunlong Wang	50	Director	2009	Three

Biographical Information and Summary of Qualifications of 2012 Nominees for Director

Mingwang Lu became our Chairman of the Board on March 17, 2009 and has served as General Manager of our indirectly owned subsidiary, Henan Green Complex Materials Co., Ltd. (“Henan Green”) since 2000. He was previously senior economist and engineer of Henan Green. Mr. Lu has been in the steel industry since 1985, with expertise in managing and marketing cold-rolled steel construction, technologies, production and marketing. Mr. Lu was elected as a member of the 9th, 10th and 11th National People’s Congress in Henan Province. He has been awarded numerous honors including the “Wuyi Labor Medal,” “Excellent Director/Manager in Henan Province,” “National Excellent Township Entrepreneur” and “Expert in Steel Industry of Henan Province.”

Yi Lu became our director on March 17, 2009 and has served as the Deputy General Manager of Henan Green since May 2008. From July 2003 to May 2008, he served as General Manager of Henan Green. While with Henan Green, Mr. Lu helped develop 5 series as well as over 20 types of high precision strip steel products. Prior to joining Henan Green, Mr. Lu served as the recording department director of Zhengzhou Television Station. He has been honored as one of the sixth top ten excellent youth of Xinzheng City in June 2005, and elected into the second Union of Youth Committee in April 2006. Mr. Lu graduated from Northwest College in business administration.

Yunlong Wang became our director on March 17, 2009 and has been the Head and Chief Engineer of Biotech Research Center of Henan Province in China since 2000. Mr. Wang specializes in human cell research and has published over twenty theses in that and related fields. He has been admitted and recognized as a member Specialist in Bio-engineering by the State Council of China. He also served as a Professor at the Henan Vocational Institute since 2005.

Director Recommendations and Nominations

It is the Nominating and Corporate Governance Committee’s policy to consider properly submitted shareholder recommendations (as opposed to a formal nomination) for candidates for membership on the Board. A shareholder may submit a recommendation for a candidate for membership on the Board by submitting in writing the name and background of such candidate to the Nominating and Corporate Governance Committee, c/o Secretary, China Gerui Advanced Materials Group Limited, 1 Shuanghu Development Zone, Xinzheng City, Zhengzhou, Henan Province, China, 451191.

The Nominating and Corporate Governance Committee will consider a recommendation only if (1) appropriate biographical and background information on the candidate is provided, (2) the recommended candidate has consented in writing to a nomination and public disclosure of the candidate’s name and biographical information, and (3) the recommending shareholder has consented in writing to public disclosure of such shareholder’s name. Required biographical and background information include: (A) the name, age, business address and residence of such person, (B) the principal occupation and employment of such person, and (C) biographical information on the recommended candidate that the recommending shareholder believes supports such candidacy (keeping in mind the criteria discussed below that the Nominating and Corporate Governance Committee considers in making recommendations for nomination to the Board).

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The Nominating and Corporate Governance Committee uses a variety of methods for identifying candidates for nomination to the Board. Although candidates for nomination to the Board typically are suggested by existing directors or by our executive officers, candidates may come to the attention of the Nominating and Corporate Governance Committee through professional search firms, shareholders or other persons. The process by which candidates for nomination to the Board are evaluated includes review of biographical information and background material on potential candidates by the Nominating and Corporate Governance Committee members, meetings of the Nominating and Corporate Governance Committee members from time to time to evaluate and discuss potential candidates, and interviews of selected candidates by members of the Nominating and Corporate Governance Committee. Candidates recommended by shareholders (and properly submitted, as discussed below) are evaluated by the Nominating and Corporate Governance Committee using the same criteria as other candidates. Although the Nominating and Corporate Governance Committee does not have specific minimum qualifications that must be met before recommending a candidate for election to the Board, the Committee does review numerous criteria before recommending a candidate. Such criteria include: character, integrity, judgment, diversity, independence, skills, education, expertise, business acumen, business experience, length of service, understanding of our business, other commitments and the like.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The Board has identified particular qualifications, attributes, skills and experience that are important to be represented on the Board as a whole, in light of the Company’s current needs and business priorities. The Company is a NASDAQ-listed company that is a leading niche and high value-added steel processing company that produces specialty steel products in China. Therefore, the Board believes that a diversity of professional experiences in steel technologies and applications, specific knowledge of key geographic growth areas, and knowledge of U.S. capital markets and of U.S. accounting and financial reporting standards should be represented on the Board. In addition, the market in which we compete is characterized by or subject to rapid technological change, evolving industry standards, introductions of new products, volatile pricing, materials competing with steel, significant competition, and changes in customer demands that can render existing products obsolete and unmarketable. Our future success depends upon our ability to address the increasingly sophisticated needs of our customers by introducing enhancements to our existing products and new products on a timely basis that keep pace with technological developments, evolving industry standards, and changing customer requirements, through strong focus on research and development, and by securing necessary investment capital. Therefore, the Board believes that academic and professional experience in research and development in steel technologies and applications and similar experience in finance should also be represented on the Board.

Although neither the Board nor the Nominating and Corporate Governance Committee of the Board currently has a specific diversity policy, both believe that diversity that exists on the Board provides significant benefits to the Company. In its evaluation of candidates for membership on the Board, the Nominating and Corporate Governance Committee considers diversity with respect to factors such as gender, age, race, national origin, cultural background and professional experiences.

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PROPOSAL NO. 2
RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

The consolidated balance sheets of the Company as of December 31, 2011, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2011, were audited by UHY, an independent registered public accounting firm. Our management believes that they are knowledgeable about our operations and accounting practices and are well qualified to act as our independent registered public accounting firm. Therefore, our Audit Committee has appointed UHY to act as our independent registered public accounting firm for the year ending December 31, 2012. We are asking our shareholders to ratify the selection of UHY as our independent registered public accounting firm. Although ratification is not required by our Articles of Association or otherwise, the Board is submitting the selection of UHY to our shareholders for ratification as a matter of good corporate practice. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

The Company has been advised by UHY that neither the firm nor any of its associates had any relationship with the Company. Representatives of UHY will be available via teleconference during the Meeting, at which time they may make any statement they consider appropriate and will respond to appropriate questions raised at the Meeting.

Recommendation of the Board

The Board unanimously recommends a vote FOR ratification of the selection of UHY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2012.

Vote Required

The ratification of the appointment of UHY as our independent auditor requires the affirmative vote of a simple majority of the votes of the shareholders entitled to vote and voting on the proposal, present in person or voting by proxy.

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ANNUAL REPORT ON FORM 20-F

We will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of our Annual Report on Form 20-F, including the financial statements and financial statement schedules, as filed with the SEC for our most recent fiscal year. Such written requests should be directed to the Secretary of the Company, at our address listed on the top of page one of this Proxy Statement.

OTHER MATTERS

As of the date of this Proxy Statement, the Board has no knowledge of any business which will be presented for consideration at the Meeting other than the election of directors and the ratification of the appointment of the accountants of the Company. Should any other matters be properly presented, it is intended that the enclosed proxy will be voted in accordance with the best judgment of the persons voting the proxies.

November 1, 2012	By Order of the Board of Directors

/s/ Mingwang Lu
Chairman and Chief Executive Officer

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Form of Proxy Card

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

ANNUAL MEETING OF MEMBERS

TO BE HELD ON November 29, 2012

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned shareholder of CHINA GERUI ADVANCED MATERIALS GROUP LIMITED, a British Virgin Islands company (the “Company”), acknowledges receipt of the Notice of Annual Meeting of Members and Proxy Statement, dated November 1, 2012, and hereby constitutes and appoints Mr. Mingwang Lu and Mr. Edward Meng, or either of them acting singularly in the absence of the other, with full power of substitution in either of them, the proxies of the undersigned to vote with the same force and effect as the undersigned all the Company’s Ordinary Shares which the undersigned is entitled to vote at the 2012 Annual Meeting of Members to be held on November 29, 2012, and at any adjournment or adjournments thereof, hereby revoking any proxy or proxies heretofore given and ratifying and confirming all that said proxies may do or cause to be done by virtue thereof with respect to the following matters:

The undersigned hereby instructs said proxies or their substitutes:

1.	Elect as Directors the nominees listed below:

01	Mingwang Lu	FOR	☐	WITHHOLD AUTHORITY	☐
02	Yi Lu	FOR	☐	WITHHOLD AUTHORITY	☐
03	Yunlong Wang	FOR	☐	WITHHOLD AUTHORITY	☐

2.	Approve the ratification of UHY Vocation HK CPA Limited as the Company’s accountant for fiscal year 2012.

FOR	☐	AGAINST	☐	ABSTAIN	☐

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED; IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS LISTED ON THE FRONT OF THIS PROXY CARD. IN THEIR DISCRETION, THE PROXIES ARE ALSO AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING, INCLUDING (WITHOUT LIMITATION) THE ELECTION OF ANY PERSON TO THE BOARD OF DIRECTORS WHERE A NOMINEE NAMED IN THE PROXY STATEMENT DATED NOVEMBER 1, 2012 IS UNABLE TO SERVE OR, FOR GOOD CAUSE, WILL NOT SERVE. THIS PROXY IS GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE BRITISH VIRGIN ISLANDS.

I (we) acknowledge receipt of the Notice of Annual Meeting of Members and the Proxy Statement dated November 1, 2012, and the 2011 Annual Report to Stockholders and ratify all that the proxies, or either of them, or their substitutes may lawfully do or cause to be done by virtue hereof and revoke all former proxies.

Please sign, date and mail this proxy immediately in the enclosed envelope.

Name

Name (if joint)

Date _____________, 2012

Please sign your name exactly as it appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give your full title as it appears hereon. When signing as joint tenants, all parties in the joint tenancy must sign. When a proxy is given by a corporation, it should be signed by an authorized officer and the corporate seal affixed. No postage is required if returned in the enclosed envelope.